Consent of Independent Registered Public Accounting Firm

The Board of Trustees of The Dreyfus/Laurel Funds Trust and

The Board of Directors of Dreyfus BNY Mellon Funds, Inc.:

We consent to the use of our reports, dated July 29, 2014, with respect to the financial statements of Dreyfus Equity Income Fund and Dreyfus Emerging Markets Debt Local Currency Fund, each a series of The Dreyfus/Laurel Funds Trust, as of May 31, 2014, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

We also consent to use of our report dated January 21, 2014, with respect to the statement of assets and liabilities (in organization) of Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc., as of January 15, 2014, included in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

September 26, 2014